Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

CONNECTED TRANSACTION

THE ENTRUSTMENT SERVICE AGREEMENT IN RELATION TO

THE PRELIMINARY WORK OF THE PROJECT LAND

THE ENTRUSTMENT SERVICE AGREEMENT

The Board is pleased to announce that on 28 April 2022 (after trading hours), the Company entered into the Entrustment Service Agreement with GRRE, pursuant to which the Company has entrusted GRRE to provide the Entrusted Services in relation to the Project Land.

LISTING RULES IMPLICATIONS

As at the date of this announcement, the Company is held as to 37.12% by GRGC, the largest Shareholder, and GRRE is a wholly-owned subsidiary of GRGC. Accordingly, GRRE is an associate of GRGC and thus is a connected person of the Company. The provision of the Entrusted Services by GRRE to the Company constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the highest of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the Entrustment Service Agreement and the transactions contemplated thereunder is less than 5%, the transactions contemplated under the Entrustment Service Agreement is subject to the reporting and announcement requirements but is exempt from the circular and independent Shareholder approval requirement under Chapter 14A of the Listing Rules.

Each of Mr. Wu Yong, Mr. Guo Jiming, Mr. Hu Dan and Mr. Zhang Zhe is currently holding positions in GRGC and are considered to have material interest in the Entrustment Service Agreement and the transactions contemplated thereunder and therefore had abstained from voting on the relevant Board resolutions approving the Entrustment Service Agreement and the transactions contemplated thereunder.

THE ENTRUSTMENT SERVICE AGREEMENT

The Board is pleased to announce that on 28 April 2022 (after trading hours), the Company entered into the Entrustment Service Agreement with GRRE, pursuant to which the Company has entrusted GRRE to provide the Entrusted Services in relation to the Project Land.

Major terms of the Entrustment Service Agreement are as follows:

Date:	28 April 2022 (after trading hours)

Parties:	(1) the Company; and (2) GRRE

Scope of the Entrusted Services:

Under the Entrustment Service Agreement, GRRE is entrusted to, in respect of the resumption compensation project of the Project Land, provide the preliminary work in relation to the Project Land, including but not limited to:

1)  completing the survey of the underground pipelines of the Project Land, the real estate search within the scope of the land use, the land survey and delimitation;

2)  completing the preparation of the land resumption compensation plan for the Project Land, submitting the land resumption compensation plan to the railway land use industry for review and obtaining the approval from the railway land use industry;

3)  determining the conditions for land resumption planning of the Second Land Parcel (comprehensive floor area ratio equal to or more than 2.1, commercial-residential ratio not higher than 1:9) and obtaining government approval;

4)  completing asset evaluation of the land of its current status through the evaluation company to be designated by the Company, organizing the preparation of the disposal plan of the Project Land, and completing the approval procedures for the disposal plan of the Project Land; and

5)  obtaining preferential policies for land resumption compensation from the local government, assisting the Company to determine the amount of land resumption compensation, assisting the government to complete the land use conclusion, completing the signing of the land resumption compensation agreement with the local government and obtaining the resumption compensation payment.

Service Fee:

1)  According to the current industrial use of the Project Land and the status of the attachments thereof, the Company shall select a qualified third-party evaluation agency to evaluate and determine the status quo value of the Project Land.

2)  During the implementation of the project under the Entrustment Service Agreement, if the Project Land does not meet the development conditions or the government officially approves that the comprehensive floor area ratio of the project under the Entrustment Service Agreement is less than 2.1 as a result of policy changes, railway construction planning and use, the disapproval to development by the railway land use management department, and lack of land resumption intention of the government, the Company has the right to unilaterally terminate the Entrustment Service Agreement and shall not be liable for breach of Entrustment Service Agreement. The Company shall not pay GRRE any service fees, and GRRE shall bear the initial investment cost by itself.

3)  If the government officially approves that the comprehensive floor area ratio of the project under the Entrustment Service Agreement is equal to or more than 2.1, the service fee shall be calculated progressively in stages according to the ratio of the following calculation intervals according to the actual income obtained from the land resumption of the Project Land (“V”) in combination with the value-added multiples of the status quo value of the Project Land (“V1”):

(1)   the part of V between 1 times and 2 times interval of V1 (including 2V1) shall be 3%;

(2)   the part of V between 2 times and 3 times interval of V1 (including 3V1) shall be 6%;

(3)   the part of V between 3 times and 4 times interval of V1 (including 4V1) shall be 9%;

(4)   the part of V between 4 times and 5 times interval of V1 (including 5V1) shall be 12%;

(5)   the part of V of more than 5 times of V1 shall be 20%.

provided that the total amount of the service fee payable under the Entrustment Service Agreement shall not exceed RMB50 million.

4)  The Company shall fully pay the service fees to GRRE within 30 working days from the date on which the Company receives the land resumption compensation in full. The service fee is inclusive of tax.

5)  The service fee was determined after arm’s length negotiations among the parties to the Entrustment Service Agreement with reference to, among other things, the estimated costs and resources (including technology and manpower) to be contributed by GRRE and the experience of GRRE in the property development.

6)  The service fee to be paid under the Entrustment Service Agreement shall be satisfied by the internal resources of the Company.

Termination:

The Company has the right to terminate the Entrustment Service Agreement without paying any service fee if:

1)  the cooperation under the Entrustment Service Agreement is cancelled due to the failure to obtain the approval from the competent decision-making department or the approval of the relevant decision-making procedures of the Company regarding the Project Land;

2)  having thoroughly considered the current land use nature and purpose, the regulatory conditions imposed by the Guangzhou City on and requirements for the development of the Project Land, as well as having sufficiently assessed the difficulties in implementing the project including the adjustment to regulatory conditions, striving for land resumption compensation etc., GRRE acknowledges that it will be impossible to obtain the approvals from government and railway land use industry, and that the expectation of the Company’s project cannot be met; or

3)  save for any force majeure event or any extension agreed by the Company in writing, GRRE fails to complete the preliminary work agreed under the Entrustment Service Agreement within 24 months from the effective date of the Entrustment Service Agreement.

If the Entrustment Service Agreement cannot be performed as a result of the failure to perform its obligations thereunder, any material breach thereof or any conduct in breach of the laws and regulations by a party, the other party has the right to terminate the Entrustment Service Agreement and claim for damages.

REASONS FOR AND BENEFITS OF ENTERING INTO THE ENTRUSTMENT SERVICE AGREEMENT

In order to enhance the comprehensive service function of the transportation hub in eastern Guangzhou, Guangzhou City plans to implement the cover construction project on the land plot of Xintang Station (新塘站). At present, Zengcheng District (增城區) of Guangzhou intends to integrate the cover construction area and surrounding land according to the relevant land policies. The land integration project involves the Project Land owned by the Company which is currently for industrial use purpose. In order to optimize the integration work of the relevant land, and to strive to increase the value of the Company’s railway land assets and to maximize the income of the Company, the Company intends to entrust GRRE to carry out relevant preliminary work in respect of the Project Land.

Since the Company is primarily engaged in transportation business, it does not have the professional department and personnel for comprehensive land development to carry out professional work in respect of the Project Land such as obtaining the approval from the railway land use industry, land planning adjustment and change of nature, etc. As a comprehensive real estate development enterprise affiliated to GRGC, which integrates real estate development, construction and property management, GRRE not only has good project operation ability and rich project operation experience for railway land, but also can give full play to the leading position of GRGC and other railway related parties in the coordination of the railway construction. It is beneficial to strive to maximize the Company’s land income in the process of coordination with the local government.

Having taken into account the factors and considerations set out above, the Directors (including independent non-executive Directors) considers that the terms of the Entrustment Service Agreement and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable and in the interests of the Company and its Shareholders as a whole.

INFORMATION OF THE PARTIES

The Company

The Company is mainly engaged in railway passenger and freight transport business, the Hong Kong Through Train passenger transport business in cooperation with MTR Corporation Limited and provision of railway management services for other railway companies in the PRC. The Company is also engaged in provision of integrated services in relation to railway facilities and technology, commercial trading and operation of other industrial businesses that are consistent with the Company’s objectives. As at the date of this announcement, GRGC, the largest Shareholder, holds an aggregate of 37.12% of the issued share capital of the Company.

GRRE

GRRE is a company established in the PRC with limited liability and is principally engaged in real estate development and operation; self-owned real estate business activities; house leasing; house demolition services; property management; building construction; wholesale and retail of building materials and decorative materials; landscaping engineering services, etc.. GRRE is a wholly-owned subsidiary of GRGC, which is wholly-owned by China State Railway Group Co., Ltd, a solely state-owned enterprise established in accordance with the approval of the State Council and the Company Law of the PRC.

LISTING RULES IMPLICATIONS

As at the date of this announcement, the Company is held as to 37.12% by GRGC, the largest Shareholder, and GRRE is a wholly-owned subsidiary of GRGC. Accordingly, GRRE is an associate of GRGC and thus is a connected person of the Company. The provision of the Entrusted Services by GRRE to the Company constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the highest of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the Entrustment Service Agreement and the transactions contemplated thereunder is less than 5%, the transactions contemplated under the Entrustment Service Agreement is subject to the reporting and announcement requirements but is exempt from the circular and independent Shareholder approval requirement under Chapter 14A of the Listing Rules.

Each of Mr. Wu Yong, Mr. Guo Jiming, Mr. Hu Dan and Mr. Zhang Zhe is currently holding positions in GRGC and are considered to have material interest in the Entrustment Service Agreement and the transactions contemplated thereunder and therefore had abstained from voting on the relevant Board resolutions approving the Entrustment Service Agreement and the transactions contemplated thereunder.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the following meanings:

“Board”	the board of directors of the Company

“Company”	Guangshen Railway Company Limited (廣深鐵路股份有限公司), a joint stock limited company incorporated in the PRC, the H Shares of which are listed on The Stock Exchange of Hong Kong Limited and the A Shares of which are listed on the Shanghai Stock Exchange

“connected person”	has the meaning ascribed to it in the Listing Rules

“Director(s)”	the director(s) of the Company

“Entrustment Service Agreement”	the Entrustment Service Agreement dated 28 April 2022 entered into between the Company and GRRE in respect of the provision of the Entrusted Services

“Entrusted Services”	the provision of the land preliminary works by GRRE on the Project Land pursuant to the Entrustment Service Agreement

“First Land Parcel”	the land parcel of approximately 19.4 mu located underneath the cover plate proposed to be constructed on the east side of Xintang Station (新塘站) of Guangshan Railway (廣汕鐵路) in Zengcheng District (增城區), Guangzhou and owned by the Company

“GRGC”	China Railway Guangzhou Group Co., Ltd.* (中國鐵路廣州局集團有限公司), a company incorporated in the PRC and the largest Shareholder

“GRRE”	Guangzhou Railway Real Estate Construction Engineering Co., Ltd. (廣州鐵路地產置業有限公司), a company incorporated in the PRC and a wholly-owned subsidiary of GRGC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Project Land”	the First Land Parcel and the Second Land Parcel

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Second Land Parcel”	the land parcel of approximately 31.8 mu located on the south of the cover plate proposed to be constructed on the east side of Xintang Station (新塘站) of Guangshan Railway (廣汕鐵路) in Zengcheng District (增城區), Guangzhou and owned by the Company

“Share(s)”	share(s) of nominal value of RMB1.00 each in the share capital of the Company

“Shareholder(s)”	holder(s) of the Shares

“substantial shareholder”	has the meaning ascribed to it under the Listing Rules

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

*	The English names are for identification purposes only

By Order of the Board of Guangshen Railway Company Limited Tang Xiangdong Company Secretary

Shenzhen, the PRC

28 April, 2022

As at the date of this announcement, the Board consists of:

Executive Directors	Non-executive Directors	Ind1ependent Non-executive Directors
Wu Yong	Guo Jiming	Frederick Ma Si-Hang
Hu Lingling	Hu Dan	Tang Xiaofan
Zhou Shangde	Zhang Zhe	Qiu Zilong